SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

1-12897
(Commission File Number)

PROVIDIAN FINANCIAL CORPORATION 401(k) PLAN
(Full title of the plan)

PROVIDIAN FINANCIAL CORPORATION
201 Mission Street, San Francisco, California 94105
(Name and address of issuer of the securities)

Financial Statements and Exhibits

(a) Financial Statements

The Providian Financial Corporation 401(k) Plan audited financial statements as of December 31, 2004 and 2003 and for the year ended December 31, 2004, prepared in accordance with the financial reporting requirements of ERISA

Supplemental Schedule

Report of Independent Registered Public Accounting Firm.

(b) Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Providian Financial Corporation 401(k) Plan
(Name of Plan)

Date: June 28, 2005

By: [signature]
Simon Harris, on behalf of the Providian Financial Corporation 401(k) Plan Committee, as Plan Administrator

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Providian Financial Corporation 401(k) Plan
As of December 31, 2004 and 2003, and for the Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Providian Financial Corporation 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2004 and 2003,
and for the Year Ended December 31, 2004

Contents

Providian Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 185,208,726**	$ 166,151,110
Receivables:		
Employee contributions	**96**	–
Employer contributions	**2,426,199**	4,113,247
Due from broker for pending trades	**8,234**	–
Total receivables	**2,434,529**	4,113,247
Net assets available for benefits	**$ 187,643,255**	$ 170,264,357

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions	
Interest and dividend income	$ 4,238,151
Net realized and unrealized appreciation in fair value of investments	23,340,454
Contributions:	
Employer	6,909,451
Employee	9,091,195
Rollovers	351,935
Total contributions	16,352,581
Total additions	43,931,186
Deductions	
Benefit payments	26,526,863
Administrative fees	25,425
Total deductions	26,552,288
Net increase in net assets available for benefits	17,378,898
Net assets available for benefits at beginning of year	170,264,357
Net assets available for benefits at end of year	$ 187,643,255

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Providian Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Providian Financial Corporation (the Plan Sponsor) established the Plan as a defined contribution plan for the benefit of its employees and the employees of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Under the Plan, generally all employees who are regularly scheduled to work at least 20 hours per week or who have completed 1,000 hours of service per Plan year are eligible, except employees covered under a collective bargaining agreement, nonresident aliens, and agency or leased employees. Effective January 1, 2004, eligible employees may participate on the first day of the month following five months of continuous employment. Prior to January 1, 2004, eligible employees may participate on the first day of the third month of continuous employment.

Effective January 1, 2004, the Plan has been restated to incorporate prior amendments to the plan document and to adopt the Code Section 401(k) safe harbor plan design.

Contributions

Effective January 1, 2004, employee contributions to the Plan are deducted by the employer from compensation on a pre-tax basis, and are limited to a maximum of 25% of compensation for each pay period. Effective January 1, 2004, additional pre-tax contributions, called "catch-up" contributions, may be made up to a limit of 50% of compensation for each pay period for eligible participants who will reach their fiftieth birthday by the end of the plan year. Contributions made during the plan year may not exceed the contribution limitations established by the Internal Revenue Service. Employees may direct their pre-tax and catch-up contributions into any of the investment options offered under the Plan; however, no more than 25% of their ongoing contributions may be directed into the Plan Sponsor's common stock.

1. Description of the Plan (continued)

Contributions (continued)

Effective January 1, 2004, participants can no longer contribute to the Plan on an after-tax basis.

All contributions made pursuant to the provisions of the Plan are administered for the exclusive benefit of the participating employees and their beneficiaries.

The Plan Sponsor may make matching contributions in an amount determined at the discretion of the Plan Sponsor. Participants may direct their matching contributions to any of the investment options offered by the Plan. During 2004, matching contributions were made in an amount equal to 100% of the first 4% of compensation contributed by the employee in 2004.

The Plan Sponsor may, at its sole discretion, make an annual profit sharing contribution to the Plan. The Plan participant's share of the profit sharing contribution is invested in the same manner as the participant's own contributions. All eligible Plan participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive a profit sharing contribution regardless of participation in the elective 401(k) program. During 2005, the Plan Sponsor approved the 2004 profit sharing contribution in the amount of 3.0% of eligible compensation earned during 2004. This contribution is included as an employer contribution receivable in the statement of net assets available for benefits as of December 31, 2004.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's matching and profit sharing contributions and (b) plan earnings, and is charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan Sponsor's current and future matching and profit sharing contributions. At December 31, 2004 and 2003, the amount of unallocated forfeited matching contributions available to offset future matching contributions is $165,123 and $48,754, respectively. The amount of unallocated forfeited profit sharing contributions at December 31, 2004 and 2003 available to offset each year's profit sharing contribution is $2,104,536 and $1,590,149, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon. Effective January 1, 2004, a participant's vested interest in the profit sharing contribution is determined according to the following schedule:

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	50%
4 years or more	100%

Prior to January 1, 2004, a participant's vested interest in the profit sharing contribution was based on the following schedule:

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years or more	100%

1. Description of the Plan (continued)

Vesting (continued)

Effective January 1, 2004, participants are immediately 100% vested in their employer matching contribution. Prior to January 1, 2004, a participant's vested interest in employer matching contributions was determined according to the following schedule:

Employer Match

Years of Service	Vested Percentage
0 to less than 1 year	0%
1 year	33 1/3%
2 years	66 2/3%
3 years or more	100%

Participant Notes Receivable

The Plan includes provisions for each participant to borrow a minimum of $500, and up to the lesser of $50,000 or 50% of the vested portion of the participant's account, exclusive of matching and profit sharing contributions. Interest on loans is fixed at the prime rate plus 1% as of the first day of the month in which the loan is issued. Repayment terms vary from six months to five years unless the loan is for a principal residence, in which case the repayment term may be up to ten years. Participant loan payments are deducted from the employee's compensation and forwarded to the Plan's trustee.

Payment of Benefits

Upon death, disability, retirement, or termination of service, participants may receive a lump-sum distribution equal to their vested account balance, net of any outstanding participant note receivable.

Effective January 1, 2004, participants cannot obtain hardship withdrawals from the Plan.

1. Description of the Plan (continued)

Administrative Fees

The Plan Sponsor pays all costs and expenses incurred in administering the Plan, except certain participant administrative fees, such as loan account fees, in-service withdrawal fees, and minimum required distribution fees, which are paid by the participant.

Plan Termination

The Plan Sponsor reserves the right at any time to amend in whole or in part any or all of the provisions of the Plan. No such amendment will reduce the benefits of any participant attributable to contributions made before the amendment takes effect unless the amendment is necessary to qualify the Plan under the Code, nor shall any amendment be made by which any funds attributable to vested contributions may be used except for the exclusive benefit of participants and their beneficiaries. Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The financial statements of the Plan are prepared in accordance with U. S. generally accepted accounting principles that require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Payment of Benefits

Benefits are recorded when paid.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$ 11,656,804
Shares of registered investment companies	11,683,650
	$ 23,340,454

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2004	**2003**
Fidelity Balanced Fund	**$ 40,386,831**	$ 39,023,583
Fidelity Equity Income Fund	**19,462,094**	19,145,989
Fidelity Retirement Money Market Portfolio	**11,540,987**	11,743,855
Fidelity Low-Priced Stock Fund	**9,653,272**	**
Baron Growth Fund	**18,517,396**	13,714,970
Providian Financial Corporation Common Stock	**37,496,487**	30,066,180
Fidelity Blue Chip Growth Fund	**	8,991,541
PIMCO Total Return Fund	**	9,361,794

** Fair value of investment is less than 5% of the fair value of the Plan's net assets at year end.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated then re-submitted to the IRS for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan amendment specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 are not covered by the current determination letter, the plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Transactions With Parties-in-Interest

Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of $3,187,250 and sales of $7,413,747 of the Plan Sponsor's common stock.

Supplemental Schedule

Providian Financial Corporation 401(k) Plan

EIN: 94-2933952, Plan #001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(e) Current Value
	Common stock:		
*	Providian Financial Corporation	2,276,654 shares	$ 37,496,487
	Registered investment companies:		
	Baron Growth Fund	412,690 shares	18,517,396
*	Fidelity Balanced Fund	2,266,377 shares	40,386,831
*	Fidelity Blue Chip Growth Fund	222,953 shares	9,299,357
*	Fidelity Diversified International Fund	299,697 shares	8,583,310
*	Fidelity Equity Income Fund	368,740 shares	19,462,094
*	Fidelity Freedom 2000 Fund	21,373 shares	258,183
*	Fidelity Freedom 2010 Fund	74,491 shares	1,014,573
*	Fidelity Freedom 2020 Fund	125,916 shares	1,757,791
*	Fidelity Freedom 2030 Fund	145,820 shares	2,053,145
*	Fidelity Freedom 2040 Fund	67,940 shares	561,868
*	Fidelity Freedom Income Fund	25,061 shares	282,434
*	Fidelity Low-Priced Stock Fund	239,833 shares	9,653,272
*	Fidelity Mid-Cap Stock Fund	7,246 shares	169,913
*	Fidelity OTC Portfolio	86,109 shares	2,987,114
*	Fidelity Small-Cap Retirement Fund	8,853 shares	140,591
*	Spartan U.S. Equity Index Fund	211,759 shares	9,075,969
	Domini Social Equity Fund	20,189 shares	596,389
	PIMCO Total Return Fund	798,085 shares	8,515,567
	Templeton World Fund A	70,921 shares	1,258,850
	Money market fund:		
*	Fidelity Retirement Money Market Portfolio	11,540,987 shares	11,540,987
*	**Participant notes receivable**	Collateralized loans maturing through 2014, interest rates ranging from 5.0% to 10.5%	1,596,605
			$ 185,208,726

* Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant-directed.

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Providian Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 23, 2005

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-33806) pertaining to the Providian Financial Corporation 401(k) Plan of our report dated June 23, 2005, with respect to the financial statements and supplemental schedule of the Providian Financial Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

San Francisco, California
June 27, 2005